Mail Stop 3561

May 11, 2009

Terren S. Peizer
President and Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Blvd, Suite 1500
Los Angeles, CA 90025

> **Re:** **Hythiam, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-31932**

Dear Mr. Peizer:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel, and
Health Care Services